ABERDEEN FUND DISTRIBUTORS, LLC

Financial Statements and Schedules

For the Period October 1, 2016 through December 31, 2016

(With Report of Independent Registered Public Accounting Firm)







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67799

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aberdeen Fund Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1735 Market Street, 32nd Floor
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mickey Janvier 215-405-2416
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mickey Janvier _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aberdeen Fund Distributors, LLC _____, as of December 31 _____, 20 16 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
LISA KUPPER, Notary Public
Philadelphia County
My Commission Expires December 19, 2021
Commission Number 1090591

_____
Signature

_____
CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABERDEEN FUND DISTRIBUTORS, LLC

Table of Contents



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Aberdeen Asset Management Inc.:

We have audited the accompanying statement of financial condition of Aberdeen Fund Distributors, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the 3 month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aberdeen Fund Distributors, LLC as of December 31, 2016, and the results of its operations and its cash flows for the 3 month period ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules 1 and 2 is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Philadelphia, Pennsylvania
February 28, 2018

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Financial Condition

December 31, 2016

Assets

Cash	$	2,707,034
Fee-related receivables from funds		515,297
Networking fee receivable		540,072
Receivable from Affiliates		2,820
Prepaid expenses		246,054
Total assets	$	4,011,277

Liabilities and Member's Equity

Liabilities:		
Sales commissions payable to external broker-dealers	$	400,611
Networking fee payable		540,072
Accrued expenses		12,130
Payable to Parent, net		146,279
Total liabilities		1,099,092
Member's equity		2,912,185
Total liabilities and member's equity	$	4,011,277

See accompanying notes to financial statements.

2

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Income

For the Three Months Ended December 31, 2016

Revenue:		
Distribution fees	$	1,447,020
Management fees from Parent		39,150
Commissions from Affiliates		4,452
Other revenue		55,546
Total revenue		1,546,168
Expenses:		
Sales commissions to external broker-dealers		1,191,894
Financing agent fees		140,571
Licenses and fees		14,883
Professional fees		9,281
Other operating expenses		3,634
Total expenses		1,360,263
Net income	$	185,905

See accompanying notes to financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Changes in Member's Equity

For the Three Months Ended December 31, 2016

Balance, September 30, 2016	$	2,726,280
Net income for the period		185,905
Balance, December 31, 2016	$	2,912,185

See accompanying notes to financial statements.

4

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Cash Flows

For the Three Months Ended December 31, 2016

Cash flows from operating activities:		
Net income for the period	$	185,905
Adjustments to reconcile net income for the period to net cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in fee-related receivables from funds		(15,203)
Decrease in receivable from Affiliates		1,154
Increase in prepaid expenses		(217,314)
Increase in sales commissions payable to external broker-dealers		5,381
Decrease in accrued expenses		(17,488)
Increase in payable to Parent, net		71,586
Net cash provided by operating activities		14,021
Cash at beginning of period		2,693,013
Cash at end of period	$	2,707,034

See accompanying notes to financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Notes to Financial Statements

For the Period October 1 through December 31, 2016

(1) Organization

Description of Business

Aberdeen Fund Distributors, LLC (the Company) is organized under the laws of the state of Delaware and is a wholly owned subsidiary of Aberdeen Asset Management Inc. (the Parent) and an indirect wholly owned subsidiary of Aberdeen Asset Management PLC (AAM PLC), a publicly traded company listed on the London Stock Exchange in the United Kingdom. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the Financial Industry Regulation Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is registered to conduct business in all 50 states of the United States of America, as well as the District of Columbia, Puerto Rico, and the Virgin Islands. Conforming to and complying with the Investment Company Act of 1940, the Company is the principal underwriter providing distribution services to the Aberdeen Family of Mutual Funds (the Funds), which comprises 22 mutual funds. The Company acts as U.S. placement agent for private pooled investment vehicles (i.e., private placements) sponsored by a separate wholly owned subsidiary of AAM PLC (Affiliate).

The Parent is the sole member of the Company, and for the three months ended December 31, 2016, all of the Company's revenues were generated from activities with the Funds.

(2) Summary of Significant Accounting Policies

(a) Change in Fiscal Year End

The Company changed its fiscal year end from September 30 to December 31. This change takes effect for the current financial period ended December 31, 2016. The financial statements for the current financial period cover the three month period from October 1, 2016 to December 31, 2016.

(b) Basis of Presentation and Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers any debt instruments purchased with an original maturity date of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2016. The Company considers all foreign currencies held as cash.

(d) Revenue Recognition

Revenues from distribution services are based on the contractual agreements with the Funds and computed as a percentage of managed assets. The Company recognizes revenue from distribution and underwriter fees when earned.

6

(e)   Other Revenue

The Company earns contingent deferred sales charges (CDSC fees), underwriting fees and dealer commissions from the Funds. These amounts are reflected on the statement of operations as Other Revenue.

(f)   Networking Fee Receivable and Payable

Intermediate third party distributors receive shareholder servicing fees and administrative services fees for services provided on behalf of the Funds. These fees are paid by the Funds and are remitted to the distributors directly. In the event the Funds did not remit these fees, the Company is liable to the distributors for the networking fee and would have a corresponding receivable from the Funds. The exposure to the distributors and from the Funds are shown as networking fees payable and receivable on the statement of financial condition.

(g)   Sales Commissions to external broker-dealers

The Company serves as the distributor of the Funds. In this capacity, the Company has entered into selling agreements with several external broker-dealers through which the Funds are distributed. As compensation to these external broker-dealers, the Company pays a portion of the sales charges and 12b-1 fees collected from the Funds, and retains a portion of these fees known as underwriter fees.

The sales commissions earned on the distribution of certain shares of Funds are paid to other securities brokers in accordance with contractual arrangements. These commissions are expensed when incurred.

As of December 31, 2016 the Company owed $400,611 to external broker-dealers related to sales commissions and is reflected on the statement of financial condition.

(h)   Related Party Transactions

The Company and the Parent have entered into a management agreement by which the Parent provides certain operations and administrative services to the Company. These services include facilities, marketing, finance/accounting, legal, compliance, and general corporate oversight. There were no costs charged by the Parent to the Company for such services for the three months ended December 31, 2016, as the Parent has agreed to absorb such costs until otherwise noted.

The Company owed the Parent $140,571 of financing agent fees, which are fees incurred for the sale of certain share classes of the Funds, and CDSC fees. The Company also owes the Parent for expenses paid on its behalf, which were $31,808. These payables are offset by management fees receivable of $26,100. As of December 31, 2016, the net amount owed by the Company to the Parent was $146,279.

The Company receives management fees from the Parent in order to offset registered representative licensing costs. For the three months ended December 31, 2016, management fees for services provided by the Company and charged back to the Parent totaled $39,150 and are reflected on the statement of operations.

(h)   *Related Party Transactions (continued)*

For the three months ended December 31, 2016, sales for which there was a commission earned by the Company and charged back to Affiliates totaled $4,452 and is shown on the statement of operations. As of December 31, 2016 the amount receivable from Affiliates was $2,820.

(i)   *Income Taxes*

The Company is a single-member limited liability company, and as such, is disregarded for federal and state income tax purposes. All items of income and expense pass through to the Parent and are included in the Parent's income tax filings. The Company does not currently have an income tax sharing arrangement with the Parent. Accordingly, there is no income tax recorded by the company.

(3)   Concentration of Risk

The majority of the Company's revenues are generated from activities with the Funds, managed by the Parent or its Affiliates. The revenues generated from the Funds are subject to volatility of capital flows and market performance.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash balances with a financial institution. At December 31, 2016, these balances are in excess of FDIC insurance of $250,000 coverage limits. The Company's objective is to minimise the risk of financial loss through default of deposit holding financial institutions. The Company's cash exposure is managed at the AAM PLC level. AAM PLC looks at exposures across all affiliated entities and maintains a threshold for maximum single counterparty exposure, as well as maximum exposure to counterparties rated below specified ratings. AAM PLC's Treasurer is responsible for monitoring the credit scores of banks where money is deposited. All major banking arrangements must be approved by the AAM PLC Audit Committee and all local bank relationships by AAM PLC Finance Director and AAM PLC Treasurer.

(4)   Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the Alternative Net Capital Standard based on Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-3). The rule requires that the Company maintain as its capital the greater of $250,000 or 2% of aggregate debits used in computing its reserve requirement. As of December 31, 2016, the Company had net capital of $1,691,608 and excess capital of $1,441,608 over the $ 250,000 minimum requirement.

(5)   Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 28, 2018, the date the financial statements were issued. This evaluation did not result in any subsequent events that necessitated disclosures in and/or adjustments to the financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Computation of Net Capital under Rule 15c3-1

As of December 31, 2016

Net capital:		
Total member's equity	$	2,912,185
Deductions and/or charges:		
Nonallowable assets:		
Fee-related receivables from funds		(431,631)
Networking fee receivable		(540,072)
Prepaid expenses		(246,054)
Intercompany receivables		(2,820)
Net capital	$	1,691,608
Debit balances:		
Computation of alternative net capital requirement		
2 % of aggregate debit items (or $ 250,000, if greater)	$	250,000
Total net capital requirement	$	250,000
Excess net capital	$	1,441,608

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2016)

Net Capital, as reported in Company's Part II (unaudited) Focus report	$	1,776,426
Sales commissions to external broker-dealers		(59,099)
Networking fee receivable		(51,819)
Intercompany receivables		26,100
Net Capital per the preceding	$	1,691,608

See accompanying report of independent registered public accounting firm.

ABERDEEN FUND DISTRIBUTORS, LLC

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2016

The Company is subject to the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

See accompanying report of independent registered public accounting firm.



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Aberdeen Asset Management, Inc.:

We have reviewed management's statements, included in the accompanying Aberdeen Fund Distributors, LLC Exemption Report December 31, 2016 (the Exemption Report), in which (1) Aberdeen Fund Distributors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the 3 month period ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Philadelphia, Pennsylvania
February 28, 2018

ABERDEEN FUND DISTRIBUTORS, LLC

Exemption Report

December 31, 2016

Aberdeen Fund Distributors, LLC (The Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):(2)(i)
2. The Company met such exemption provision of 17 C.F.R. §240.15c3-3 (k):(2)(i) throughout the three month period ended December 31, 2016 without exception.

Aberdeen Fund Distributors, LLC

I, Mickey Janvier, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Executive Officer

Dated: 2/28/2018